Exhibit 17.2
November 13, 2007

Intrepid Holdings, Inc.
3200 Wilcrest, Suite 575
Houston, TX  77042

To the Board of Directors:

Please accept this letter as notification of my immediate resignation as President and Director of the Board of Intrepid Holdings.  I appreciated the opportunity to serve Intrepid and its shareholders.

Sincerely,

/s/ Toney Means
Toney Means